Exhibit 99.1

Ballard Power announces results of Annual General Meeting 2022

VANCOUVER, BC, June 9, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced results of its 2022 Annual General Meeting, which was held yesterday as a virtual event.

All nominees listed in the Management Proxy Circular dated April 11th, 2022 were elected as directors of the Company. Each of the Ballard directors was re-elected by a majority of the votes cast by shareholders present or represented by proxy. Director biographies are available in the "Our Leadership" section of the Company's website.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Kathy Bayless	113,047,020	99.19	922,369	0.81
Douglas P. Hayhurst	111,878,099	98.17	2,091,290	1.83
Kui (Kevin) Jiang	90,878,540	79.74	23,090,847	20.26
Duy-Loan Le	112,700,952	98.89	1,268,436	1.11
Randy MacEwen	113,122,481	99.26	846,909	0.74
Hubertus M. Muehlhaeuser	112,872,897	99.04	1,096,493	0.96
Marty Neese	112,610,734	98.81	1,358,656	1.19
James Roche	112,822,949	98.99	1,146,441	1.01
Shaojun (Sherman) Sun	86,149,456	75.59	27,819,933	24.41
Janet Woodruff	102,288,303	89.75	11,681,085	10.25

In addition, KPMG LLP, Chartered Accountants, was appointed as auditor for the Company, an advisory vote approved the approach to executive compensation, and an amendment to the company's quorum requirements was approved.  Details of each of these resolutions are included in the Company's Management Proxy Circular.

Item	Votes For	% For	Votes Against	% Against	Withheld/ Abstain	% Withheld/ Abstain
Appointment of Auditors	116,806,010	90.91	-	-	11,685,033	9.09%
Executive Compensation	100,340,032	88.04	13,629,358	11.96	-	-
Quorum Amendment	113,007,934	99.16	961,455	0.84	-	-

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Ballard Power Systems:
Kate Charlton – VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 22:30e 09-JUN-22